                         UNITED STATES                    OMB APPROVAL
               SECURITIES AND EXCHANGE COMMISSION   OMB Number:  3235-0145
                    Washington, D.C. 20549          Expires:  August 31, 1999
                                                    Estimated Average burden
                                                    Hours per response...14.90
                         SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                    (Amendment No. _________)*

                LEGAL ACCESS TECHNOLOGIES, INC.
            --------------------------------------
                       (Name of Issuer)

             COMMON STOCK, $0.001 PER SHARE PAR VALUE
           ---------------------------------------------
                 (Title of Class of Securities)

                           52464H 10 2
                          ------------
                         (CUSIP Number)

                         MICHAEL A. CANE
                        105 Quail Run Road
                       Henderson, NV 89014

                         (702) 312-6252
           ------------------------------------------------
            (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)


                           JUNE 18, 2001
                          --------------
        (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check
the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52464 H 10 2
--------------------------------------------------------------------------
1. Names of Reporting Persons
   I.R.S. Identification Nos. of above persons (entities only).:
   MICHAEL A. CANE
--------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)  [_]
(b)  [ ]
--------------------------------------------------------------------------
3. SEC Use Only:
--------------------------------------------------------------------------
4. Source of Funds (See Instruction): 	PF
--------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
--------------------------------------------------------------------------
6. Citizenship or Place of Organization:	U.S.A.
--------------------------------------------------------------------------
Number of Shares Beneficially by Owned by Each Reporting Person With:

7. Sole Voting Power:           2,871,051 SHARES
                  --------------------------------------------------------
8. Shared Voting Power:         NOT APPLICABLE
                  --------------------------------------------------------
9. Sole Dispositive Power:      2,871,051 SHARES
                  --------------------------------------------------------
10. Shared Dispositive Power:   NOT APPLICABLE
--------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:
    2,871,051 SHARES

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT APPLICABLE

13. Percent of Class Represented by Amount in Row (11): 48.7%%
--------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------
--------------------------------------------------------------------------
                             Page 2 of 4

CUSIP No. 52464 H 10 2
--------------------------------------------------------------------------
ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the "Shares"), of LEGAL ACCESS TECHNOLOGIES, INC., a Nevada Corporation (the "Company"). The principal executive offices of the Company are located at 2300 W. Sahara Ave., Suite 500, Box 18, Las Vegas, Nevada 89102

ITEM 2. IDENTITY AND BACKGROUND

A. Name of Person filing this Statement: Michael A. Cane (the "Holder")

B. Residence or Business Address:  105 Quail Run Rd., Henderson,
   Nevada 89014

C. Present Principal Occupation and Employment:	The Holder is a self-employed
   businessman.

D. The Holder has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E. The Holder has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F. Citizenship: The Holder is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  Shares acquired as part of a merger in a share for share exchange

ITEM 4.  PURPOSE OF TRANSACTION

  Merger

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

A. As of June 11, 2001, the Holder holds beneficially the following securities of the Company:

Title of Security       Amount         Percentage of Shares of Common Stock*
-----------------      ---------       -------------------------------------
Common Stock           2,821,051       48.7%   (combined)
Options                   50,000
-----------------      ---------       -------------------------------------
*calculated in accordance with Rule 13d-3

CUSIP No. 52464 H 10 2
--------------------------------------------------------------------------

B. The Holder has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose or to direct the disposition of the Shares held by him.

C. Not Applicable

D. Not Applicable.

E. Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

                             SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      June 26, 2001
                                      --------------------------
                                               Date
                                      /s/ MICHAEL A. CANE
                                      --------------------------
                                              Signature
                                      MICHAEL A. CANE
                                      BENEFICIAL OWNER
                                      --------------------------
                                              Name/Title

                             Page 4 of 4